Exhibit 99.2

Scotiabank announces dividend on common shares

TORONTO, March 1, 2005 - Scotiabank today announced a dividend of 32 cents per common share for the quarter ending April 30, 2005, payable on April 27, 2005, to shareholders of record at the close of business on April 5, 2005.

The Bank also declared the following dividends on Non-Cumulative Preferred Shares for the quarter ending April 30, 2005, payable on April 27, 2005, to shareholders of record at the close of business on April 5, 2005:

•	Series 12, Dividend No. 27 of $0.328125 per share.

Holders may elect to receive their dividends in common shares of the Bank in lieu of cash dividends, in accordance with the Bank’s Shareholder Dividend and Share Purchase Plan.

For further information:

Kevin Harraher, Vice-President, Investor Relations, (416) 866-5982
Jennifer Sclisizzi, Scotiabank Public Affairs, (416) 866-3625